Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number.:  333-164087
Registration Statement Number.: 333-164087-01

Filed below is (i) a transcript of a video presentation that was made available for access beginning after the close of business, Eastern Time, on May 21, 2010 through a newly added button at www.imhre.com, (ii) the text of a slideshow used in connection with the video, and (iii) screen shots of the pages a user must click through prior to accessing the video.  Additionally, the website contains a newly added button through which visitors can access the definitive consent solicitation/prospectus on the Web site of the U.S. Securities and Exchange Commission filed pursuant to Rule 424(b).

 » (WILL:)
Hello and thank you for taking the time to watch this presentation.

I’m Will Meris, President of IMH.

On behalf of the IMH Secured Loan Fund ... we are pleased to inform all Fund members that a final and effective Form S-4 has been filed with the Securities and Exchange Commission.

This document -- along with all corresponding proxy materials, has been mailed to you -- our current members of the Fund -- for your review and approval.

Our filing with the SEC explains in detail, a series of transactions -- referred to as the “Conversion Transactions” -- which will reposition the Fund’s financial and operational affairs.

We encourage you to review the consent, solicitation / prospectus in conjunction with this presentation — since all investment and consent-related decisions must be based solely on information available in the Fund’s SEC Filings.

Please keep in mind that while we have made every effort to provide pertinent information in this presentation, it may not contain all of the information that is important to each of you.

Accordingly, we encourage you to read carefully the entire document -- including the section entitled “Risk Factors”, as well as our financial statements and all other documents to which the consent solicitation / prospectus refers --- in order to understand in greater detail the rationale and proposed benefits of the Conversion Transactions.

I’d now like to introduce Shane Albers, our Chief Executive Officer of IMH... and have him briefly discuss why we felt it was critical to create this new structure.

» (SHANE:)
Thank you, Will.

Hello.  I am delighted to have the opportunity to join Will in speaking with you about an exciting new period for the Fund and its Members.

I would like to underscore at the outset that Will and I -- as well as our colleagues at IMH -- believe that the protracted downturn and challenges of the past 2 years in the real estate and capital markets can be converted into an opportunity -- to provide each of you -- our Members -- with liquidity, income and appreciation.

Put most directly, the proposed Conversion Transactions, if approved, will convert the Fund into a newly formed Delaware corporation -- named IMH Financial Corporation.

We believe that this new structure will better position the Fund to provide liquidity, current income, and appreciation to each of you as fund Members.

After the Conversion Transactions are approved and completed, we intend to seek to raise capital through an initial public offering of IMH Financial Corporation common stock, which we intend to list on the New York Stock Exchange.

We are aware of the correspondence sent to you by a Member, who is opposed to the Conversion Transactions.

Apparently, this member -- perhaps others -- prefer a holding period strategy until the market recovers.

Regulations under the federal securities law have placed restrictions on our ability to communicate with you while the SEC has been reviewing the registration statement on Form S-4 relating to the proposed Conversion Transactions.

As a result, our communications with you have been necessarily limited.

We would like to emphasize that we believe by doing nothing, and simply waiting for the market to recover, is not a viable option for the Fund.

We believe that a potentially extended holding period is not only cost prohibitive but also provides Members neither near term liquidity nor dividends.

In addition, we would also like each of you to know that since our initial announcement to you regarding the preliminary S-4 filing with the SEC, we have incorporated numerous important updates and revisions into the final and effective S-4 based on the responses we have received from Fund members, your financial advisors and as a part of the SEC regulatory review process.

Will and I would also like to underscore the following points before you vote on the proposed Conversion Transactions:

First, Will and I are re-affirming our commitment to seek to provide liquidity, as well to restore current income and appreciation for each of you as Fund members.

To underscore this commitment, if there is a conversion or liquidation of IMH Financial Corporation, two conditions must be met before Will and I receive any consideration:

1. IMH Financial Corporation must be listed on a National Stock Exchange

2.  We must have raised an aggregate of at least $50 million of equity or debt.

Unless BOTH conditions are met, neither Will nor I will receive ANY consideration in the event of a liquidation until the proceeds exceed approximately $730 million dollars-- which is the amount of member capital invested in the Fund prior to the suspension of new investments.

Second, Will and I have agreed to make the stock received by us in exchange for the sale of the Manager and Holdings subject to additional transfer restrictions for a period of four years,

unless...
1.  if, at any time after five months from the first day of trading on a national securities exchange, either the market capitalization -- based on the closing price of IMH Financial Corporation common stock -- or the book value of IMH Financial Corporation will have exceeded approximately $730 million,

2. if there is a change of control...

or
3. if we are terminated without cause.

The current employees of the Manager -- including Will and myself -- will become direct employees of IMH Financial Corporation, and we will report  to and be subject to a board of directors, the majority of whom will be independent.

Fourth, I would like you to know that I personally have requested not to be released from any corporate guarantees, including the lease guarantee on our office space.

We believe that when each of you understands the facts in their entirety, you will agree that the proposed Conversion Transactions are in the best interest of the Fund Members.

Before inviting Will to walk you through the Conversion Transactions in greater detail, I would like to underscore how grateful we are for the many expressions of encouragement you have extended to us throughout what has been a long and arduous period of U.S. and global economic volatility and market uncertainty.

Thank you for your encouragement and support.

And now, back to Will.
----------------------------

» (WILL:)
Before deciding on the strategy that we are proposing to you, we spent a tremendous amount of time looking at every possible alternative that could result in the best outcome for our Fund Members.

In making the decision to proceed with the Conversion Transactions, we weighed the prospects and outlook of the Fund’s current business model and capital structure against those associated with the new corporate structure.

After extensive consideration and consultation with professional advisors ... we as the Manager of the Fund, have structured the Conversion Transactions and approved of them as presented to you in the final consent solicitation / prospectus document.

We believe that the Conversion Transactions will better position the Fund to achieve the overriding objectives of value restoration and resumption of current income to our investors.

We believe that the proposed Conversion Transactions are in the best interest of the Fund and its members ...

We also believe the Conversion Transactions represent an important and necessary evolution of the Fund’s business.

We have proposed the Conversion Transactions and now seek approval from a simple majority of Fund membership units.

We believe your approval of the Conversion Transactions will allow the Fund to achieve the following strategic goals:

• to position the Fund to become a publicly traded corporation listed on the New York Stock Exchange;

• to create the opportunity for liquidity for members of the Fund.  …

Members are currently restricted from redeeming their membership units in the Fund ....

and have significant restrictions on their ability to transfer their membership units;

• to create the opportunity to raise additional capital in the public markets, thereby enabling us to acquire and originate commercial real estate mortgage loans and other real estate related investment opportunities;

• to create the opportunity to achieve long-term value for our stockholders through dividends and capital appreciation;

• to cause the Fund to be internally managed.

This will align the interests of the Fund with that of the Manager and its affiliates as well as allow the Fund to benefit from fees and other income that was historically retained by the Manager and its affiliates;

• and lastly, to provide the members of the Fund with what we believe to be a more efficient corporate structure within which to operate business going forward.
---------------------------------

» Before we present additional details about our vision for the IMH Secured Loan Fund moving forward ...
I would like to briefly describe both the historical timeline and current business of the Fund.

Investors Mortgage Holdings (or IMH) has been the Manager of the IMH Secured Loan Fund since the Fund began operations in August of 2003.

IMH was incorporated in the State of Arizona in 1997 as a licensed mortgage broker --- and has since become licensed as an Arizona mortgage banker.

IMH is a commercial real estate lender with over 12 years experience in various facets of the real estate lending and investment process, including ....

- originating,
- underwriting,
- documenting,
- servicing,
- enforcement,
- construction,
- development,
- and disposition of
real estate assets.

IMH focuses on a niche segment of the real estate market that has historically been underserved by community,  regional and national banks.

Structured as a Delaware LLC ... the IMH Secured Loan Fund‘s primary strategy has been to originate, acquire and manage a portfolio of real-estate based investments  consisting primarily of short-term, first-position mortgage loans collateralized by real property (often referred to as bridge loans).

Additionally, IMH has historically performed all functions reasonably related to such transactions ... including developing, managing, and either holding for investment and resale or disposing of real property acquired through foreclosure or other means.

The IMH Secured Loan Fund is a public reporting entity ... filing its financials, portfolio, and other information regularly with the SEC

Additionally, since inception, the Fund has been audited by independent auditors on an annual basis.

Our SEC filings and audit history have consistently provided investors with an elevated level of transparency not traditionally associated with private investment vehicles.
---------------------------------

» The Fund’s business model has historically relied on the availability of exit capital from various third-party financial institutions - - the model was based on a reasonable belief that the borrowers of the Fund would have the ability to sell their projects or refinance their loans upon maturity of their loan.

However, the erosion of the U.S. and global credit markets -- including a significant and rapid deterioration of the mortgage lending and real estate sectors -- has substantially curtailed the availability of any such capital ... and has virtually eliminated what once were traditional, and generally reliable, sources of permanent financing.

In light of these unprecedented events, IMH ceased originating and funding new loans --- placing the Fund into hibernation approximately 18 months ago.

We made this difficult decision in an effort to preserve the Fund’s capital, protect its assets, and stabilize its operations.

Since initiating hibernation, we have never witnessed a more trying economic environment.

This market has seen a great many financial institutions falter, while countless others have failed altogether.

We at IMH firmly believe that we have consistently acted in the most prudent and responsible manner, in order to best protect each Member’s interest in the Fund – all the while we have maintained our resolved to focus on rigorous analysis of the current marketplace.

»During this period --- as we have communicated to our members and underscored in such correspondence --- our primary objectives have been to:

- keep our arms around the portfolio,

- ensure that all construction obligations are complete,

- avoid forced sales of assets in this distressed environment,

- and explore and apply the most effective ways for the Fund to capitalize on its structure and portfolio assets.

Additionally, our plan has always been to employ a reasonable amount of patience --- to wait for a more favorable economic environment to prevail --- and to achieve liquidity by strategic disposition of portfolio assets, whenever opportunities presented themselves.

The idea was that if the capital proceeds generated by any such sales represented an amount in excess of the capital requirements of the Fund, we could distribute those proceeds pro-rata to all members.

Yet, in addition to the lack of capital availability in the marketplace, we have seen further deterioration of real estate prices --- preventing sales of portfolio assets at favorable terms.

So, while unfavorable conditions in the marketplace have prevented the Fund from achieving current liquidity --- we believe these same market conditions are also the driving force behind an abundance of opportunities that lie ahead.
---------------------------------

» We are often asked why --- given our residual analysis and strict underwriting guidelines --- did the value of the Fund drop as much as it has?

Well, the sudden tightening of available credit and capital has caused financial institutions and other motivated sellers to dispose of real estate to reduce debt on their balance sheets in order to remain solvent or to meet regulatory capital requirements.

We believe that these factors have caused, and will likely continue to cause, a “significant correction” in the pricing of certain real estate-related debt assets.

In some cases, early stage real estate assets like some of those in our portfolio have dropped by more than 70% or more in value from their appraised highs.

While we as the Manager believe we have adapted well to the circumstances of the distressed economic environment... we also believe that it has become increasingly evident that the problems with the national and world banking system were -- and are -- more deeply rooted and systemic than anyone could have imagined ... and the Fund cannot simply wait for the market to recover.

While we have to-date been able to avoid large-scale, forced asset sales in the face of this tremendously distressed market --- the ongoing uncertainty regarding the timing and strength of any economic recovery means it is unclear how long the Fund can continue to essentially tread water in this current structure.

»As the Manager, we viewed it incumbent upon us to propose a reasonable solution for the Fund in the midst of a market environment that wasn’t providing one.

So, during the hibernation period, we explored various options and remedies available to the Fund, as well as numerous structural alternatives to the status quo.

We sought to reposition the Fund in order to achieve not only sustainability through a difficult market, but immediate and future economic viability in the face of it.

We believe that attractive investment opportunities are continuing to emerge from the re-pricing of commercial mortgage loans resulting from the current economic downturn and corresponding credit crisis.

In fact, for the same reasons we are reluctant to sell assets at depressed levels in this environment --- we are extremely optimistic about the opportunities that a distressed market presents to those with the capital resources to take advantage of it.

The Conversion Transactions were designed to provide the IMH Secured Loan Fund with the ability to both maneuver through and capitalize on the distress of the current economy.

» (WILL:)
I would like now to discuss IMH Financial Corporation in greater detail, as well as to introduce you to the new proposed corporate structure.

The Conversion Transactions, written as Proposal 1 on your proxy card, would — in effect — convert the Fund, the Manager and its affiliates into a new corporation named IMH Financial Corporation (or “IFC”), which will be the new single entity moving forward.

Investors Mortgage Holdings, Inc., or the “Manager”, is the Manager of the IMH Secured Loan Fund.

IMH Holdings, LLC --- otherwise known as “Holdings” --- owns SWI Management, LLC (the manager of the Strategic Wealth & Income Fund), which is IMH’s opportunity fund.

The Conversion Transactions provide that the Manager and Holdings would become wholly owned subsidiaries of the new corporation — as opposed to operating independently of the Fund --- as they do in the current corporate structure.
---

We believe there will continue to be a substantial inventory of commercial real estate-related assets that need to be recapitalized as part of the industry’s reduction of outstanding debt --- we expect this process to take several years, during which we anticipate the market to be ripe with opportunity.

According to Property and Portfolio Research, over $1.8 trillion dollars of commercial real estate debt will mature between 2010 and 2013

...with over $400 billion dollars maturing in each year during that period.

We believe there are significant opportunities for well-capitalized investors to originate new real estate mortgage loans, as well as to acquire ...
- performing,

- distressed and

- non-performing real estate loans

- as well as other commercial real estate-related debt investments.

We expect to identify and capitalize on what we believe to be mis-pricings in the market --- while employing what we consider to be prudent underwriting criteria to capitalize on continued market dislocation.

The Conversion Transaction will result in an internally managed Fund through the acquisition of the Manager and Holdings.

IMH Financial Corporation will purchase the ownership interests of the Manager and Holdings in an all-stock transaction.

This purchase consideration will be up to an aggregate of 895,750 shares of Class B common stock of IMH Financial Corporation.

As a result, the current employees of the Manager will become the employees of IMH Financial Corporation.

To assist the Manager in evaluating the transaction, Sutter Securities Incorporated -- an independent firm that specializes in third-party analysis and fairness of financial transactions -- was retained to review the Fund’s acquisition of the Manager and Holdings, and to issue an opinion as to the fairness — from a financial point of view — to the members of the Fund.

Sutter Securities reviewed the consent solicitation / prospectus and the terms of the merger and contribution agreement as well as our annual reports for the last three years and also met with members of the executive team to discuss operations, historical financial statements and future prospects of the Fund.

Sutter Securities also reviewed publicly available financial data and other information with respect to the acquisition by funds and REITs of their external managers.

Based on this information, and their own additional analysis, Sutter Securities determined that from a financial point of view, the Conversion Transactions were fair to the members of the Fund.

After the Conversion Transactions are finalized, IMH Financial Corporation will pay the expenses associated with the Manager and, in return, will retain all the management fees, origination fees, and other revenues previously earned and retained by the Manager.

»We understand that the acquisition of the Manager has been a sensitive aspect of the transaction for many investors.

It was important to Shane and I that we demonstrate to the Fund investors that we are emotionally and economically committed and aligned with our Fund members in this transaction.

As Shane presented, we have agreed that the shares of Class B common stock received by us will be a separate series of stock entirely called B-4, which will be subject to selling restrictions for a period of four years from the date of the Conversion Transactions.

So, although we didn’t create the current economic environment --- we are confident in our ability to navigate it successfully and achieve substantial portfolio growth, earnings, and stock price appreciation.

» (Will:)
As a member of the Fund, you currently own units of an LLC.

Provided the Conversion Transactions are approved by the membership and enacted as proposed, the Fund will be converted into IMH Financial Corporation, a C-Corp.

As a result, each of your membership units will be exchanged for shares of common stock, of which there will be two separate classes -- Class B & Class C.

At your election, each unit of IMH Secured Loan Fund, LLC will be exchanged for approximately 220 shares of either Class B or Class C common stock of IMH Financial Corporation, or any combination of the two in 10% increments.

For example, if you elect to exchange 80% of your units for Class B common stock --- 20% of your units will be exchanged for Class C common stock.

Based on the current number of outstanding membership units of the Fund, we expect that IMH Financial Corporation will issue an aggregate of approximately 17 million shares of Class B and Class C common stock to current members in connection with the Conversion Transactions.

It is important to understand how the shares of Class B and Class C common stock differ from the common stock that we intend to issue in an initial public offering.

The purpose of establishing Class B and Class C common stock is to differentiate between those stockholders who wish to become eligible to have all or a portion of their shares of common stock sold at the IPO as compared to those who wish to hold their position, as well as become eligible for the Special Dividend.

While we anticipate listing shares of IMH Financial Corporation common stock on the NYSE, the Class B and Class C common stock to be issued to the members of the Fund as consideration are subject to various redemption, conversion and transfer restrictions.

However the rights, preferences and privileges of these shares are otherwise substantially identical to the shares of the common stock.
---

We anticipate the Class B common stock will be selected by those investors who do not need immediate liquidity at the IPO and instead seek to benefit from the Fund’s new and expanded investment and dividend policies.

The Class B common stock will be held by a custodian and divided into three separate series, B-1, B-2, and B-3, which will systematically become convertible into freely tradable common stock at predetermined intervals over a 12 month period.

More specifically, 25% of all Class B shares will be series B-1, which will become eligible to convert to freely tradable common stock six months from the date of the IPO.

25% of all Class B shares will be series B-2, which will be eligible to convert after nine months and 50% of all Class B shares will be series B-3, which will automatically convert to freely tradable common stock at 12 months following an initial public offering.

In fact, any Class B shares not converted to freely tradable common stock on the 12-month anniversary of the IPO will be entitled to a special dividend of $0.95 per share of Class B common stock.

We refer to this as the “Special Dividend”.

Payment of which will be subject to the availability of legally distributable funds at that time.

Please note that if, at any time after the five-month anniversary of an initial public offering, our common stock price trades at a 25% or greater premium to the IPO price, for a period of 20 consecutive days, all transfer restrictions become lifted at that time.
---

» Unlike Class B common stock, the Class C common stock is designed for those members who seek liquidity at the IPO.

There will be only one series of Class C common stock which will also be held by the custodian and will either be redeemed for cash or converted into Class B common stock if not redeemed.

Following the consummation of an IPO, we intend to use up to 30% of the net proceeds from the offering (up to an aggregate of $50 million) to redeem Class C common stock (on a pro-rata basis, relative to the number of shares of Class C common stock held by each stockholder) at the initial public offering price, less selling commissions and discounts paid or allowed to the underwriters in the IPO.

We will not know the per share redemption price of the Class C common stock until the initial public offering is consummated.

In the event that you elect to receive shares of Class C common stock --- and any of those shares of Class C common stock are redeemed --- we expect that the amount you receive per share will be less than the amount of your original investment and less than the current net asset value of the Fund per unit held by you.

All shares of Class C common stock that are not redeemed will automatically convert into shares of Class B common stock.
---

» Your proxy card provides a section allowing you to designate which classes of IMH Financial Corporation common stock you prefer to receive in exchange for your membership units: Class B, Class C, or a 10% incremental combination of both.

If you do not specify whether you want to receive Class B or Class C common stock ...you will automatically receive shares of Class B common stock in exchange for your membership units in the Fund.
(pause)
---

» Now that we have discussed some of the structural elements of the Conversion Transactions ....

we would like to focus on what the Conversion Transactions will seek to accomplish with respect to Fund’s business plan moving forward.

To put it more simply, how do we anticipate that investors will benefit by this transition?

We believe that the Conversion Transactions -- together with capital from an initial public offering -- will better position the Fund both financially and operationally.

The Conversion Transactions will not only help us pursue new investment opportunities and reposition the portfolio more toward earning assets... but they will provide us the ability to be more strategic regarding decisions related to our current portfolio assets.

In fact, we believe that IMH Financial Corporation will be uniquely positioned when compared to others in its peer group.

Assuming the IPO is successful, the Company will be newly capitalized not only with new money to deploy, but also a portfolio of existing assets.

We expect to continue to focus on generating revenues and capital gains through acquiring, originating, and managing commercial real estate mortgage loans and real estate related investments.

This new structure and capitalization will also provide us with the ability to determine where the Fund’s dollars will work the hardest … in its existing assets, or in newly acquired investments.

For example, we can analyze the portfolio and determine on an asset-by-asset basis whether it makes more sense to sell or hold.

If we believe the timeline necessary to realize the maximum value of a specific asset may be extended --- where we do not believe that the exit price will regain our original basis within the next 5-7 years --- but we could reasonably expect to sell the asset today, at or near our mark-to-market value --- we may well elect to do so.

Even though the capital proceeds from such a transaction would represent an amount beneath our original basis, selling that asset would provide the Fund with capital available for redeployment on a new investment … a new investment geared to provide IMH Financial Corporation with current and future economic benefit.

Let's consider how impactful this strategy can be when applied to a non-performing asset or property held by the Fund.

Not only is the asset not currently providing the Fund with any financial benefit from a cash flow or income perspective, it is likely being held at a cost --- since properties the Fund owns typically require the Fund to pay for property taxes, insurance, and maintenance.

By selling that asset, even if it is at a loss, we not only eliminate the cost to the Fund of holding that asset, but we are also able to use the capital proceeds of the transaction to pursue a new investment that DOES provide current income and cash flow to the Fund.

In addition, we expect that any loss generated from such a transaction, for tax purposes, will allow us to offset our future gains or earnings, which would otherwise be subject to corporate income taxation of approximately 40%.

In other instances across the current portfolio, we may determine that an asset could recover sooner, or that our eventual disposition price would be greatly improved by waiting, and that it would likely make more sense to hold until some future date.
---
»In addition to deploying capital raised through an IPO, any such repositioning of the Fund’s current asset base will also play a vital role in determining dividend policy and amount.

By doing so, we believe we can better position our portfolio to pay regular dividends and increase our stockholder value.

As soon as is practical, after the acceptance and completion of the Conversion Transactions, we intend to initiate a quarterly dividend policy, subject to various considerations and qualifications as determined by the IMH Financial Corporation board of directors.

Initially, our ability to pay dividends will rely on our ability to use the net proceeds from an IPO or other financing to resume purchasing new investments.

Moving forward, we also anticipate that dividend policy will be enhanced by our ability to dispose of existing and future portfolio investments over time, on sufficiently more attractive terms --- which will help provide additional capital availability to IMH Financial Corporation.

With a significant equity base following the initial public offering and minimal existing debt, we expect that our earnings will be sufficient to cover all operating expenses --- and any excess earnings will be available for distribution to our stockholders.

Additionally, once the Company's shares become publicly traded on a national securities exchange, we believe Wall Street will value IMH Financial Corporation stock not only on the “book value” of our portfolio of assets, but eventually also on the basis of its current and future earnings.

As a result, any active portfolio management that maximizes such earnings could have a positive impact on IMH Financial Corporation's stock price.

IMH Financial Corporation will also be subject to all Securities and Exchange Commission and Sarbanes-Oxley reporting requirements and will have a newly appointed Board of Directors, on which Shane and I will serve, along with five independent Board members.

Our Board of Directors will have Audit, Compensation, and Nominating & Corporate Governance committees, each of which will satisfy the strict independence requirements of the NYSE and the SEC.

» (WILL:)
The second part of the proposal pertains to the 2010 Stock Incentive Plan.

Stock Incentive Plans are widely viewed as an essential element of the employee compensation structure for any public company.

As the owners of IMH ... over the years Shane and I have shared a substantial amount of the Manager’s profits with our employees through a Profit Participation Plan.

We firmly believe that profit participation and Stock Incentive plans --- such as the one we have proposed for IMH Financial Corporation as a public entity --- promote the success of a company by attracting, motivating and retaining top level employees.

A “yes” vote on Proposal 2 on your proxy form will make up to 1,800,000 shares of IMH Financial Corporation stock available for award grants in the form of stock options, stock appreciation rights and restricted stock ...

Once the incentive plan is approved, any award grants distributed to employees will be made by the independent board of directors’ Compensation Committee for Board approval.
(pause)
---

Now let's take the opportunity to answer some questions that we've received from current Fund members about the Conversion Transactions.
---

First, why do the shares of Class B and Class C common stock have transfer restrictions?

The purpose of transfer restrictions may seem counter-intuitive at first... since it is actually a protective covenant for stockholders of IMH Financial Corporation.

Because Fund member unit redemptions have been suspended for nearly 18 months, absent such transfer restrictions, we are concerned that the sudden potential liquidity resulting from the Conversion Transactions could prevent the orderly marketing of our common stock in an IPO and potentially prevent the development of a sustainable trading market and support thereafter.

The transfer restrictions help to control the potential flow of shares to the market from would-be sellers.

Because part of a stock’s price is largely determined by supply and demand of shares, we believe that these restrictions will help increase the likelihood that the supply of shares remains in balance with demand.
(pause)
---

What are some of the risks associated with the Conversion Transactions?

There are a variety of risks and other uncertainties associated with the Conversion Transactions, as is the case in pursuing any business strategy.

We have outlined these risks in great detail in the section entitled “Risk Factors” in the consent solicitation / prospectus, which we encourage you to read in its entirety.
(pause)
---

Why is the Fund making an election that will result in a member having a lower tax basis in the shares of IMH Financial Corporation received in the Conversion Transactions?

Let me respond by underscoring that all members should consult with their own tax adviser for a full understanding of the tax considerations related to the Conversion Transactions in light of each member’s own particular situation.

The Fund intends to make an election, under Section 362(e) of the IRS Code of 1986, that will result in a member of the Fund having a lower tax basis in the common stock of IMH Financial Corporation, than the tax basis the member would have received if the election had not been made.

The reason the Fund has made this election is because it will allow IMH Financial Corporation to gain a substantial tax advantage by retaining the remaining tax basis in the assets it receives as part of the Conversion Transactions.

We made this decision only after extensive discussions with tax advisors, in order to provide what was determined to be the greatest economic benefit to the new entity, IMH Financial Corporation, and its stockholders.

By this election, we expect that we will reduce the amount of taxable income or gains generated by IMH Financial Corporation on its various portfolio investments following the consummation of the Conversion Transactions.

We anticipate that this election will provide the Company with a distinct advantage relative to its peer group.

So too, while the tax basis itself may not be necessarily viewed as an asset, we have a reasonable belief that the potential for reduced tax liabilities that it provides to the entity going forward, will have a positive influence on both earnings distributable to shareholders and potentially on how IMH Financial Corporation’s stock is valued.

In short, we have determined that the underlying investment basis is more valuable to IMH Financial Corporation and its shareholders than the additional stock basis would be to individual members.

The reduced stock basis for the members will result in increased gain (or reduced loss) upon later disposition of IFC common stock by the member.
(pause)
---

Lastly, based on current net asset value of the Fund, what do you expect to be the terms of an IPO and when do you expect that it would occur?

The exact timing, size, and pricing of an IPO of IMH Financial Corporation will depend on the regulatory process and market conditions at the time of an IPO.

If we consider the market to be unfavorable at the time of an initial public offering, we may elect to reduce the size of the IPO, delay it, or cancel it altogether.

The initial public offering price per share of IMH Financial Corporation common stock will depend upon prevailing market conditions, and negotiations with potential underwriters.

However, we expect that the price per share will reflect a discount to the book value per share.

As of December 31, 2009, the Fund had a net asset value of approximately $322 million with 73,038 outstanding membership units, and a net asset value per membership unit of approximately $4,407.
(pause)

The investment focus will continue to be centered on generating revenue and gains through acquiring, originating, and managing commercial real estate mortgage loans and real estate related investments --- with the overarching purpose of providing income and capital appreciation to our shareholders.

The Manager believes that the Conversion Transactions not only work to enhance the Fund’s viability in this market, but also to strengthen sustainability moving forward.
(pause)

---
So, what do you need to do now?

You should have recently received the consent solicitation / prospectus from IMH by mail.

This document contains important details about the Conversion Transactions, adoption of the 2010 Stock Incentive Plan, and our new business plans moving forward.

Of record, there are currently 4,735 holders of membership units in the Fund.

We would like to underscore that it is very important that your membership units in the Fund be represented in the consent / solicitation.

So, after reading and understanding the consent solicitation / prospectus, you should complete and sign the consent and proxy card and return it as soon as possible --- and in any event no later than 30 days from the mailing date of that document, since the voting window closes 30 days from the initial mailing date.

You may remit your vote in the postage-paid envelope included in the mailing-- or you may vote via the Internet by visiting www dot dfking dot com forward slash IMH.

This will ensure that your membership units in the Fund are represented in the tabulation of votes relative to this important business evolution for the Fund.

On behalf of Shane and myself, we thank you for your support and we ask that you vote in favor of the Conversion Transactions and remit your proxy as soon as possible.

We are eager to work towards our goal of restoring value and providing you with appreciable returns on your investment.

Thank you.

* * * * *

Conversion Transactions Proposal

The Manager has approved the Conversion Transactions and the 2010 Stock
Incentive Plan, and has determined that they are advisable and in the best interests of the Fund and its members, and recommends that you vote “FOR” their approval.

Review Related Documents

           This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund
(the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest of Investors
Mortgage Holdings Inc. (the “Manager ”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial
Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion
Transactions”).  In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation/prospectus, with the U.S. Securities and
Exchange Commission (“SEC”).  The definitive consent solicitation statement/prospectus has been mailed to members of the Fund.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS
FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (AND
ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY
CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE
MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

           The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH
Secured Loan Fund, LLC in respect of the proposed Conversion Transactions.  Information regarding the Fund, the
Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the final consent solicitation/prospectus filed with the SEC. Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

           Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com.  Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone:
(480) 840-8400.

Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,”
“estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

Risk factors include, without limitation:

(i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (continued)

Forward-Looking Statements (continued)

(ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop;

(iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,

(iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and

(v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K for the
fiscal year ended December 31, 2009 as amended and subsequent Quarterly Reports on Form
10-Q and other filings with the SEC.

These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investors Mortgage Holdings Inc.
(the "Manager")
Stockholders: Shane Albers and William Meris
IMH Holdings, LLC
("Holdings")
Members: Shane Albers, William Meris, Steven Darak, Brian Peterson and Ryan Muranaka
IMH Secured Loan Fund, LLC
(the "Fund")
Manager: Investors Mortgage Holdings, Inc.*
SWI Management, LLC
("SWIM")
Member: Holdings 100%
IMH Management
Services, LLC
Member: Holdings 100%*
Strategic Wealth & Income Fund, LLC
(the "SWI")
Manager: SWIM**

IMH Financial Corporation
(successor to the Fund)
Owned 95% by members of the Fund prior to the Conversion Transactions, and 2.4%, 2.3% and 0.3% by Messrs. Albers, Meris and Darak, respectively
Investors Mortgage Holdings Inc.
(the "Manager")
Member: IMH Financial Corporation 100%
IMH Holdings, LLC
("Holdings")
Member: IMH Financial Corporation 100%
SWI Management, LLC
("SWIM")
Member: Holdings 100%
IMH Management
Services, LLC
Member: Holdings 100%
Strategic Wealth & Income
Fund, LLC
(the "SWI")
Manager: SWIM*

Internalization of the Manager

New Business Model

Old Business Model

Origination Fees
Mortgage Loan Interest
Penalty Fees
Management Fees

Internalization of the Manager

Fund

Manager

IMH Financial
Corporation

Origination
Fees

Penalty Fees

Mortgage
Loan Interest

Management
Fees

Aligns the
interests of
management
with those of the
stockholders.

Allows IMH
Financial
Corporation to
capture revenues
previously
retained by the
Manager.

Common Stock – Class Differences

CLASS B
COMMON STOCK

CLASS C
COMMON STOCK

TRANSFER
RESTRICTIONS

25% B-1 six months*

25% B-2 nine months*

50% B-3 twelve months*

*after consummation of an IPO

Not Applicable

LIQUIDATION

Not Applicable

Up to 30% of IPO proceeds

(not to exceed $50 million)

SPECIAL
DIVIDEND

$0.95 per share on the twelve-

month anniversary of an IPO**

None

Each member is scheduled to receive 220.3419 aggregate shares of Class B or Class C common stock in exchange for each unit in the Fund they hold;  they may designate the percentage of whole shares of Class B and Class C common stock they wish to receive.
** Special Dividend is subject to the availability of legally distributable funds

* * * * *

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”). In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). The definitive consent solicitation statement/prospectus has been filed with the SEC and is being mailed to members of the Fund. SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions. Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus being mailed to members of the Fund. Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com. Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400

Information on this website shall not be deemed to be a part of or otherwise incorporated by reference into any filing made with the U.S. Securities and Exchange Commission

I have read the legend
Proceed to Video

********************************************************************
4900 N. Scottsdale Rd., Suite 5000, Scottsdale, AZ 85251 • (480) 840-8400
©2010 Investors Mortgage Holdings, Inc. • Licensed Mortgage Banker BK-0910464
Privacy Policy

* * * * *

If you are interested in learning more about the IMH Family of Companies please contact us at 480-840-8400.

Having trouble viewing this video? Please take the time to let us know.

MEMBERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE
SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY
AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE
THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL
 CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS. Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at
www.sec.gov, or at the Manager’s website at www.imhre.com. Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor
Relations, telephone: (480) 840-8400. Information on this website shall not be deemed to be a part of or otherwise incorporated by reference into any filing made with the U.S.
Securities and Exchange Commission

********************************************************************
4900 N. Scottsdale Rd., Suite 5000, Scottsdale, AZ 85251 • (480) 840-8400
©2010 Investors Mortgage Holdings, Inc. • Licensed Mortgage Banker BK-0910464
Privacy Policy

* * * * *

Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as amended and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of  IMH Secured Loan Fund (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”).  In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”).  The definitive consent solicitation statement/prospectus has been filed with the SEC and is being mailed to members of the Fund.  SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions.  Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus being mailed to members of the Fund.  Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com.  Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.